Exhibit 16.01

October 31, 2012

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Commissioners:

We have read the statements made by Brasilagro Companhia Brasileira de Propriedades Agrícolas (copy attached), which we understand will be filed with the Securities and Exchange Commission, pursuant to Item 16F of Form 20-F, as part of the Form 20-F of Brasilagro Companhia Brasileira de Propriedades Agrícolas dated October 31, 2012. We agree with the statements concerning our Firm in such Form 20-F.

Very truly yours,

/s/ PricewaterhouseCoopers
PricewaterhouseCoopers Auditores Independentes

Copy of the statements of Item 16F made by Brasilagro Companhia Brasileira de Propriedades Agrícolas

In accordance with Rule 549/08 of the CVM, which requires a company to change its auditors every five years, Ernst & Young Terco Auditores Independentes S.S, or E&Y, replaced PricewaterhouseCoopers Auditores Independentes, or PwC, as our independent registered public accounting firm for the fiscal year beginning July 1, 2012.

The change in our auditors was made pursuant to this rule, which serves to limit the number of consecutive terms that certain service providers may serve. Because of the limitations set forth in this rule, we did not seek to renew PwC’s contract when it expired, and PwC could not attempt to stand for reelection. The replacement of PwC by E&Y will be submitted for approval by the Board of Directors on October 30, 2012.

PwC audited our financial statements for the fiscal years ended June 30, 2012, 2011 and 2010. None of the reports of PwC on our financial statements for either of such fiscal years contained an adverse opinion or disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope or accounting principles. During these years and until the expiration of our contract with PwC, there were no disagreements with PwC, resolved or unresolved, on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to PwC’s satisfaction, would have caused it to make reference to the subject matter of the disagreement in connection with any reports it would have issued. During the years ended June 30, 2012 and 2011 and until the expiration of our contract with PwC there was one “reportable event” (as that term is defined in Item 16F(a)(1)(v) of Form 20-F and Item 304(a)(1)(v) of Regulation S-K). The Company concluded as of June 30, 2011 that it had a material weakness in the Company’s internal control over financial reporting specifically related to: (a) the lack of controls to ensure that non-recurring complex or unusual transactions are assessed by appropriately senior staff with IFRS knowledge and expertise commensurate with the complexity of the transactions and for identifying new applicable accounting standards, and (b) deficiencies over the controls related to the compilation and disclosures of the financial statements including reviews for consistency and review of the financial statements by appropriate senior officials. The material weaknesses in internal control referred above were discussed by the Board of Directors with PwC. The Company authorized PwC to respond fully to the inquiries of the new independent registered public accounting firm related to the material weakness identified during the audit for the year ended June 30, 2011. Management of the Company concluded that the material weakness was remediated as of June 30, 2012. PwC did not audit, or perform a review of, any of our financial statements for any period subsequent to June 30, 2012.

We have provided PwC with a copy of the foregoing disclosure, and have requested that they furnish us with a letter addressed to the Securities and Exchange Commission stating whether or not it agrees with such disclosure.